Exhibit 99.12

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated July 3, 2024 (the “accompanying prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus may be obtained on request without charge from Sprott Asset Management LP (the “Manager”), the manager of Sprott Physical Copper Trust (the “Trust”), Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 943-8099 and are also available electronically at www.sedarplus.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS

DATED JULY 3, 2024

New Issue	July 8, 2024

Sprott Physical Copper Trust

Up to US$500,000,000 Trust Units

The Trust is hereby qualifying for distribution the offering (the “offering”) of transferable units of the Trust (the “trust units” or “units of the Trust”, and each a “trust unit”) having an aggregate offering price of up to US$500,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the trust units are sold). Each trust unit represents an equal, fractional, undivided beneficial interest in the net assets of the Trust attributable to the particular class of trust units. To date, the Trust has issued only one class or series of trust units, which is the class of trust units that will be qualified by this prospectus supplement and the accompanying prospectus. The Trust has entered into a sales agreement among the Trust, the Manager, Cantor Fitzgerald Canada Corporation, Virtu Canada Corp., Canaccord Genuity Corp. and BMO Nesbitt Burns Inc. (the “Agents”) dated July 8, 2024 (the “sales agreement”) providing for the sale of trust units under the accompanying prospectus and prospectus supplements, including this prospectus supplement, having an aggregate offering price of up to US$500,000,000.

In accordance with the sales agreement, and except as noted below, the Trust may distribute trust units having an aggregate offering price of up to US$500,000,000 through the Agents, as its agents for the distribution of the trust units. See “Plan of Distribution” beginning on page S-8 of this prospectus supplement for more information regarding these arrangements.

The Agents will receive a cash fee of up to 3.0% of the aggregate gross proceeds realized from the sale of the trust units for services rendered in connection with the offering. See “Plan of Distribution”. As described in “Use of Proceeds”, the net proceeds of the offering will be used by the Trust to acquire Copper (as defined below) in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described herein. For the purposes of this prospectus supplement, “Copper” means physical copper metal in either Grade 1 Cathode form or Grade A Cathode form that is fully allocated or stored at a Facility (as defined below). For the purposes of this prospectus supplement, “Grade 1 Cathode” means physical copper metal cathode that, at the time of purchase by the Trust, satisfies the Chicago Mercantile Exchange standards for classification as a Grade 1 electrolytic copper cathode, and “Grade A Cathode” means a physical copper metal cathode that, at the time of purchase by the Trust, satisfies the London Metals Exchange standards for classification as Grade A copper. See “Sprott Physical Copper Trust — Business of the Trust — Investment Objectives of the Trust” for further information about the Trust’s investment objectives.

We estimate the total expenses of the offering, excluding the Agents’ fee, will be approximately US$75,000, which costs may be borne by the Manager. Each time trust units are issued and sold under this prospectus supplement, the Trust will reimburse the Manager for expenses paid by it in respect of that drawdown, but only to the extent there is a sufficient premium as determined by the Manager between the net asset value (the “NAV”) per trust unit and the market price at which each such trust unit is sold under the offering.

No underwriter or dealer involved in the offering, no affiliate of such underwriter or dealer, and no person or company acting jointly or in concert with such underwriter or dealer, may, in connection with the offering, enter into any transaction that is intended to stabilize or maintain the market price of the trust units or securities of the same class as the trust units under this prospectus supplement including selling an aggregate number of principal amount of trust units that would result in the underwriter or dealer creating an over-allocation position in the trust units.

Sales of trust units, if any, under this prospectus supplement and the accompanying prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), consisting of sales made directly on the Toronto Stock Exchange (“TSX”) or on any other “marketplace” as such term is defined in National Instrument 21-101 – Marketplace Operation (“NI 21-101”) in Canada. The trust units will be distributed at market prices prevailing at the time of the sale of such trust units. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the offering. This means that the offering may terminate after raising only a portion of the offering amount set out above, or none at all. The Agents will sell trust units on marketplaces in Canada. See “Plan of Distribution”.

The Trust has applied to list the trust units offered by this prospectus supplement on the TSX. The TSX has conditionally approved the Trust’s application to list the trust units issued hereunder, subject to the Trust fulfilling all of the requirements of the TSX.

The trust units are listed and posted for trading on the TSX under the symbol “COP.UN” (Canadian dollar denominated) and “COP.U” (U.S. dollar denominated). On July 5, 2024, the last trading day prior to the date hereof, the closing price of the trust units on the TSX was Cdn$13.00 (COP.UN) and US$9.46 (COP.U). On July 5, 2024, the total NAV of the Trust and the NAV per unit of the Trust were US$101,482,417 and US$9.23, respectively.

The Trust is not a trust company and does not carry on business as a trust company and, accordingly, the Trust is not registered under the trust company legislation of any jurisdiction. Trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under provisions of that act or any other legislation.

The Trust prepares its financial statements, which are incorporated by reference in this prospectus supplement, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

Purchasing the trust units may subject you to tax consequences. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and in the accompanying prospectus.

Whitney George, a director of the GP (as defined below), resides outside of Canada. Mr. George has appointed the Trust, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1, as his agent for service of process in Canada. It may not be possible for you to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

See “Risk Factors” in this prospectus supplement and the accompanying prospectus for a discussion of certain considerations relevant to an investment in the trust units offered hereby.

The registered and head office of the Trust is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, M5J 2J1.

- ii -

Short Form Base Shelf Prospectus dated July 3, 2024
FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES	2
EXCHANGE RATE	2
DOCUMENTS INCORPORATED BY REFERENCE	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	3
SPROTT PHYSICAL COPPER TRUST	4
FEES AND EXPENSES	8
RISK FACTORS	10
USE OF PROCEEDS	11
CAPITALIZATION	11
DESCRIPTION OF THE TRUST UNITS	11
PRIOR SALES	12
MARKET PRICE OF TRUST UNITS	12
PLAN OF DISTRIBUTION	13
MATERIAL TAX CONSIDERATIONS	14
ELIGIBILITY UNDER THE TAX ACT FOR INVESTMENT BY CANADIAN EXEMPT PLANS	20
AUDITORS	20
LEGAL MATTERS	20
EXEMPTIONS AND APPROVALS	20
PURCHASERS’ STATUTORY RIGHTS	21
CERTIFICATE OF THE TRUST AND THE MANAGER	C-1

- iii -

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the trust units being offered and the method of distribution of those securities and also supplements and updates information regarding the Trust contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about the trust units that may be offered from time to time. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about the Trust to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated by Reference”.

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. The Trust has not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. The Trust is offering the trust units only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. The Trust believes that such information is accurate and that the sources from which it has been obtained are reliable. However, the Trust cannot guarantee the accuracy of such information and it has not independently verified the assumptions upon which projections of future trends are based.

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See “Documents Incorporated by Reference”.

Copies of reports, statements and other information that the Trust files with the Canadian provincial and territorial securities regulatory authorities are electronically available from SEDAR+ at www.sedarplus.com.

CONFLICTS OF INTEREST

To avoid any conflict of interest, or the appearance of a conflict of interest, the Manager has adopted a policy pursuant to which any entity or account (a) that is managed or (b) for whom investment decisions are made, directly or indirectly, by a person that is involved in the decision-making process of, or has non-public information about, follow-on offerings of the Trust is prohibited from investing in the Trust, and no such decision-making person is permitted to invest in the Trust for that decision-making person’s benefit, directly or indirectly. In addition, the policy requires that any sales of units of the Trust currently owned by such persons must be pre-cleared by the independent review committee of the Trust.

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, financial information in this prospectus supplement has been prepared in accordance with IFRS. The financial information of the Trust incorporated by reference herein is presented in U.S. dollars. Unless otherwise noted herein, all references to “$”, “US$”, “United States dollars”, “U.S. dollars” or “dollars” are to the currency of the United States and all references to “Cdn$” or “Canadian dollars” are to the currency of Canada.

EXCHANGE RATE

The following table sets out certain exchange rates based upon the daily average rate published by the Bank of Canada. The rates are set out as United States dollars per Cdn$1.00.

	Year Ended December 31,
	2023	2022
Low	$0.7207	$0.7217
High	$0.7617	$0.8031
Average	$0.7410	$0.7692
End	$0.7561	$0.7383

On July 5, 2024, the daily average rate for United States dollars in terms of Canadian dollars, as quoted by the Bank of Canada was Cdn$1.00 = US$0.7335.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated by reference in this prospectus supplement is certain information contained in documents filed by the Trust with the securities regulatory authorities in each of the provinces and territories of Canada. This means that the Trust is disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently-filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge by contacting the Manager, located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1, Telephone: (416) 943-8099, as well as through the sources described under “Additional Information” in the accompanying prospectus.

The following documents, filed with the securities regulatory authorities in Canada are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the accompanying prospectus:

(i)	the following sections of the prospectus of the Trust dated May 31, 2024 (the “IPO Prospectus”): “Overview of the Structure of the Trust”, “Investment Objectives”, “Investment Strategies”, “Overview of the Sector the Trust Invests In”, “Investment Restrictions”, “Fees and Expenses”, “Risk Factors”, “Distribution Policy”, “Redemption of Units”, “Organization and Management Details of the Trust” other than information contained under the subheading “Auditor”, “Calculation of Net Asset Value”, “Description of the Units”, “Securityholder Matters”, “Termination of the Trust”, “Redemption of Units”, “Principal Unitholder of the Trust”, “Legal Proceedings” and “Material Contracts”; and

(ii)	the audited financial statements of the Trust as at April 19, 2024, and for the period from inception on April 12, 2024 to April 19, 2024, and the related notes thereto, together with the independent auditor’s report thereon dated May 10, 2024 (the “IPO Financial Statements”).

Any documents of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus required to be incorporated by reference, if filed by the Trust with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering, will be deemed to be incorporated by reference in this prospectus supplement.

When new documents of the type referred to in the paragraph above are filed by the Trust with the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this prospectus supplement.

If we disseminate a news release in respect of previously undisclosed information that, in our determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities legislation), we will identify such news release as a “designated news release” for the purposes of this prospectus supplement and the accompanying prospectus in writing on the face page of the version of such news release that we file on SEDAR+ (each such news release a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus only for the purposes of the offering.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement, including any documents incorporated by reference, that are not purely historical are forward-looking statements. The Trust’s forward-looking statements include, but are not limited to, statements regarding its or its management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predicts”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus supplement may include, for example, statements about:

•	trading of the trust units issued pursuant to this offering on the TSX;

•	the Trust’s objectives and strategies to achieve the objectives;

•	expectations regarding the supply of Copper and the ability of producers to bring additional sources of supply online; and

•	expectations for the growth of the Copper industry, sources of and demand for Copper, and the performance of the Copper market.

The forward-looking statements contained in this prospectus supplement, including any document incorporated by reference, are based on the Trust’s current expectations and beliefs concerning future developments and their potential effects on the Trust. There can be no assurance that future developments affecting the Trust will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Trust’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks, uncertainties and assumptions include those factors described under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus, as well as, without limitation, the following:

•	success in retaining or recruiting, or changes required in, the officers or key employees of the Manager;

•	success in retaining or recruiting, or changes required in, the officers or key employees of any technical advisor appointed by the Manager; and

•	success in appointing a technical advisor to provide advisory services to the Manager in respect of matters relating to the Trust’s holding, purchases and sales of Copper.

Should one or more of these risks or uncertainties materialize, or should any of the Trust’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Trust undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SPROTT PHYSICAL COPPER TRUST

The following is a summary of information pertaining to the Trust and does not contain all the information about the Trust that may be important to you. You should read the more detailed information including, but not limited to, the applicable sections of the IPO Prospectus and the IPO Financial Statements that are incorporated by reference into and considered to be a part of this prospectus supplement, and please refer to the heading “Sprott Physical Copper Trust” beginning on page 4 of the accompanying prospectus.

Organization of the Trust

Sprott Physical Copper Trust was established on April 12, 2024 under the laws of the Province of Ontario, Canada, and its provisions and features are set out in an amended and restated trust agreement dated as of May 10, 2024 (the “Trust Agreement”). The Trust has received relief from certain provisions of National Instrument 81-102 — Investment Funds (“NI 81-102”), and, as such, the Trust is not subject to certain policies and regulations of the Canadian Securities Administrators that apply to other non-redeemable investment funds (as defined under applicable Canadian securities legislation). See “Exemptions and Approvals”.

The Trust invests and holds substantially all of its assets in Copper and does not, nor does it anticipate, holding any similar metal or related chemical compounds.

Management of the Trust

The Manager

Sprott Asset Management LP is the Manager of the Trust. The Manager acts as the manager of the Trust pursuant to the Trust Agreement and a management agreement between the Trust and the Manager dated as of May 10, 2024 (the “Management Agreement”). The Manager is a limited partnership formed and organized under the laws of the Province of Ontario, Canada, pursuant to the Limited Partnerships Act (Ontario) by declaration dated as of September 17, 2008. The general partner of the Manager is Sprott Asset Management GP Inc. (the “GP”), which is a corporation incorporated under the laws of the Province of Ontario, Canada, on September 17, 2008. The GP is a wholly-owned subsidiary of Sprott Inc., which is a corporation incorporated under the laws of the Province of Ontario, Canada, on February 13, 2008. Sprott Inc. is also the sole limited partner of the Manager. Sprott Inc. is a public company whose common shares are listed and posted for trading on the TSX and the New York Stock Exchange under the symbol “SII”. See “Organization and Management Details of the Trust” in the IPO Prospectus for further information.

As of March 31, 2024, the Manager, together with its affiliates and related entities, had assets under management totaling approximately US$29.4 billion, and provided management and investment advisory services to many entities, including private investment funds, exchange-listed products, mutual funds and discretionary managed accounts. The Manager also acts as: (A) manager of (i) the Sprott Physical Uranium Trust, a non-redeemable investment fund whose trust units are listed and posted on the TSX that invests and holds substantially all of its assets in physical uranium, (ii) the Sprott Physical Silver Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical silver bullion, (iii) the Sprott Physical Gold Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold bullion, (iv) the Sprott Physical Gold and Silver Trust, a closed-end mutual fund trust whose trust units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical gold and silver bullion, and (v) the Sprott Physical Platinum and Palladium Trust, a closed-end mutual fund trust whose units are listed and posted for trading on the TSX and the NYSE Arca that invests and holds substantially all of its assets in physical platinum and palladium bullion; and (B) sub-advisor for certain funds managed by Ninepoint LP, a Canadian public mutual fund manager.

The Manager has appointed Sprott Asset Management USA, Inc. (“SAM US”) to provide advice to the Trust with respect to copper futures and certain other Financial Instruments (as defined below). SAM US is relying on the “international adviser” exemption from the adviser registration requirements in the Commodity Futures Act (Ontario). SAM US is not registered as an adviser under Canadian securities or commodity legislation and, as such, is not required to comply with the same requirements that an adviser so registered under such legislation would be subject to, including those concerning proficiency, capital and insurance.

SAM US is an affiliate of the Manager. SAM US has its office, and all or substantially all of its assets, located outside of Canada. The Manager and the Trust may have difficulty enforcing any legal rights against SAM US.

The Manager is responsible for the day-to-day business and administration of the Trust, including management of the Trust’s portfolio and all clerical, administrative and operational services. The Trust maintains a public website that contains information about the Trust and the trust units. The internet address of the website is https://sprott.com/investment-strategies/physical-commodity-funds/copper/. This internet address is provided here only as a convenience to you, and the information contained on or connected to the website is not incorporated into, and does not form part of, this prospectus supplement.

Business of the Trust

Recent Developments

On June 6, 2024, the Trust announced the closing of its initial public offering of 10,000,000 trust units at a price of US$10.00 per trust unit (the “IPO”) for gross proceeds of US$100,000,000. Canaccord Genuity Corp., BMO Nesbitt Burns Inc. and Cantor Fitzgerald Canada Corporation (as “Joint Bookrunners”) and RBC Dominion Securities Inc. and TD Securities Inc. (together with the Joint Bookrunners, the “Underwriters”) acted as underwriters of the IPO. The Trust also granted the Underwriters an option (the “Over-Allotment Option”), exercisable, in whole or in part, at any time for a period of 30 days after the closing date of the IPO, to purchase from the Trust an additional 15% of the aggregate number of trust units issued under the IPO on the same terms as the trust units offered under the IPO. On June 20, 2024, the Trust announced that the Underwriters partially exercised the Over-Allotment Option and purchased 1,000,000 trust units at the IPO price of US$10.00 per trust unit (the “Over-Allotment Exercise”). The Over-Allotment Exercise generated gross proceeds of US$10,000,000.

Investment Objectives of the Trust

The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding Copper. The Trust does not anticipate making regular cash distributions to unitholders.

Investment Strategies of the Trust

The Trust’s principal investment strategy is to invest primarily in long-term holdings of Copper and generally will not speculate with regard to short-term changes in Copper prices.

The Trust is expressly prohibited from investing in units or shares of other investment funds or collective investment schemes other than money market mutual funds and then only to the extent that its interest does not exceed 10% of the total net assets of the Trust.

The Trust may not borrow funds except under limited circumstances as set out in NI 81-102 and, in any event, not in excess of 10% of the total net assets of the Trust.

Borrowing Arrangements

As of the date of this prospectus supplement, the Trust has no borrowing arrangements in place and is unleveraged. The Trust has historically not used leverage and the Manager has no intention of doing so in the future (save for short-term borrowings to settle trades). Unitholders will be notified of any changes to the Trust’s use of leverage.

Trustee

RBC Investor Services Trust (the “Trustee”), a trust company organized under the federal laws of Canada, is the trustee of the Trust. The Trustee holds title to the Trust’s assets and has, together with the Manager, exclusive authority over the assets and affairs of the Trust, provided that the Manager may also delegate certain investment management, clerical, administrative and operational services of the Trust (including without limitation to one or more technical advisors and/or investment managers), at the Manager’s sole discretion, pursuant to the Trust Agreement and the Management Agreement. The Trustee has a fiduciary responsibility to act in the best interest of the unitholders. The Trustee also acts as custodian on behalf of the Trust for the Trust’s assets other than Copper. Various Chicago Mercantile Exchange or London Metals Exchange-approved storage or similar facilities owned by Access World, C. Steinweg Handelsveem and P Global Services, and/or each of their respective subsidiaries, affiliates or successors and, subject to compliance with applicable securities laws and exemptive relief order regarding the custody of the Trust’s Copper, such other warehouse service providers as the Manager may determine in accordance with the Trust Agreement (the “warehouse service providers”) in Belgium, Canada, Germany, Italy, Malaysia, the Netherlands, Singapore, South Korea, Spain, Sweden, the United Arab Emirates and the United States will store the Copper owned by the Trust on behalf of the Trust (collectively, the “Facilities”, and each a “Facility”). Under the Trust Agreement, the Manager, with the consent of the Trustee, may determine to change the custodial arrangements of the Trust.

RISK FACTORS

You should consider carefully the risks described in the “Risk Factors” on page 10 of the accompanying prospectus, which are incorporated by reference in this prospectus supplement, before making an investment decision. You should also refer to the other information included and incorporated by reference herein, including but not limited to, the information under the heading “Risk Factors” in the IPO Prospectus and other information in the IPO Prospectus and the IPO Financial Statements and the related notes. See “Documents Incorporated by Reference”.

USE OF PROCEEDS

The net proceeds from the offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of trust units through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the sales agreement. The Manager may bear the expenses of the distribution. The net proceeds will be used by the Trust to acquire Copper in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described herein. See “Sprott Physical Copper Trust — Business of the Trust — Investment Objectives of the Trust” and “Sprott Physical Copper Trust — Business of the Trust — Investment and Operating Restrictions” in the accompanying prospectus. Each time trust units are issued and sold under this prospectus supplement, the Trust will reimburse the Manager for expenses paid by it in respect of that drawdown, but only to the extent there is a sufficient premium between the NAV per trust unit and the market price at which each such trust unit is sold under the offering.

The offering and the use of the net proceeds from the offering are intended to be accretive to NAV per trust unit and are intended to lead to an increase in Copper owned per unitholder on an overall basis. The Manager believes that the offering may increase liquidity for the Trust’s units with the goal to make the Trust more available for institutional investors. In addition, the offering may result in economies of scale which may lead to an ultimate decrease of expenses on a per trust unit basis. Due to the nature of the “at-the-market” offering, the Manager will be able to utilize the program immediately or from time to time when it deems it appropriate.

CAPITALIZATION

On July 5, 2024, the total NAV of the Trust and the NAV per trust unit were US$101,482,417 and US$9.23, respectively, and there were a total of 11,000,000 trust units issued and outstanding.

DESCRIPTION OF THE UNITS OF THE TRUST

The Trust is authorized to issue an unlimited number of trust units in one or more classes and series of a class. Currently, the Trust has issued only one class or series of trust units, which are the class of trust units that will be qualified by this prospectus supplement. Subject to amendment in accordance with the Trust Agreement, the Manager shall have sole discretion in determining whether the capital of the Trust is divided into one or more classes of trust units and into one or more series of each such class of trust units, the attributes that shall attach to each class or series of trust units and whether any class or series of trust units should be redesignated as a different class or series from time to time. Each trust unit of a class or series of a class represents an undivided beneficial interest in the net assets of the Trust attributable to that class or series of a class of trust units. Trust units are transferable and redeemable at the option of the unitholder in accordance with the provisions set forth in the Trust Agreement. All trust units of the same class or series of a class have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Trust units and fractions thereof are issued only as fully paid and non-assessable. Trust units have no preference, conversion, exchange or pre-emptive rights. Each whole trust unit of a particular class or series of a class entitles the holder thereof to a vote at meetings of unitholders where all classes vote together, or to a vote at meetings of unitholders where that particular class or series of a class of unitholders votes separately as a class.

The Trust may not issue trust units except (i) if the net proceeds per trust unit to be received by the Trust are not less than 100% of the most recently calculated NAV per trust unit immediately prior to, or upon, the determination of the pricing of such issuance; (ii) by way of trust unit distribution in connection with a distribution; or (iii) with the approval of unitholders by extraordinary resolution and subject to applicable securities legislation.

Registration or transfers of the trust units will be made through the non-certificated inventory system of CDS Clearing and Depository Services Inc., which holds the trust units on behalf of its participants (i.e., brokers), which in turn may hold the trust units on behalf of their customers.

References in this prospectus supplement and the accompanying prospectus to a holder of trust units or unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in such trust units.

The Trust and the Manager do not have any liability for: (i) records maintained by a depository relating to the beneficial interests in the trust units or the accounts maintained by such depositary; (ii) maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or (iii) any advice or representation made or given by a depositary and made or given with respect to the rules and regulations of the depositary or any action taken by a depositary or at the direction of the depositary’s participants.

The Trust has the option to terminate registration of the trust units through the non-certificated inventory system in which case certificates for trust units in fully registered form will be issued to beneficial owners of such trust units or to their nominees.

PRIOR SALES

The following table summarizes the trust units that have been issued from treasury during the 12-month period before the date of this prospectus supplement.

Date	Price Per Trust Unit (US$)	Number of Trust Units Issued
April 12, 2024	$10.00	1
June 6, 2024	$10.00	10,000,000
June 20, 2024	$10.00	1,000,000

MARKET PRICE OF TRUST UNITS

The trust units are traded on the TSX under the symbols “COP.UN” (Canadian dollar denominated) and “COP.U” (U.S. dollar denominated), respectively. The following table sets forth the reported high and low trading prices and average trading volume of the trust units on the TSX (as reported by TSX) for each month during the 12-month period before the date of the accompanying prospectus.

	TSX
Calendar Period	High (US$ - U.U)	Low (US$ - U.U)	Average Volume	High (Cdn$ - U.UN)	Low (Cdn$ - U.UN)	Average Volume
June 6 – June 30, 2024	10.05	9.20	33,983	14.00	12.50	5,316

	TSX
Calendar Period	High (US$ - U.U)	Low (US$ - U.U)	Average Volume	High (Cdn$ - U.UN)	Low (Cdn$ - U.UN)	Average Volume
July 1 – July 5, 2024	9.50	9.40	10,600	13.00	12.75	1,675

PLAN OF DISTRIBUTION

Pursuant to the sales agreement, the Trust may offer and sell from time to time up to US$500,000,000 of trust units through the Agents in connection with the offering, provided that in no event will the Trust sell trust units having an aggregate value in excess of what would be permitted under Section 9.1 of NI 44-102.

Sales of the trust units pursuant to the sales agreement will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, consisting of sales made directly on the TSX or on any other “marketplace” as such term is defined in NI 21-101 in Canada. Subject to the terms and conditions of the sales agreement and upon instructions from the Trust, the Agents will sell the trust units directly on the TSX or on any other “marketplace” as such term is defined in NI 21-101 in Canada. The Trust will instruct the Agents as to the number of trust units to be sold by them. The Trust or the Agents may suspend the offering of trust units upon proper notice and subject to other conditions.

In accordance with paragraph 9.3(2) of NI 81-102, the issue price of the trust units will not (a) as far as reasonably practicable, be a price that causes dilution of the NAV of the Trust’s other outstanding securities at the time of issue and (b) be a price that is less than the most recently calculated NAV per trust unit. Accordingly, the trust units sold pursuant to the offering will not be sold at an issue price that is less than 100% of the most recently calculated NAV per trust unit immediately prior to, or upon, the determination of the pricing of such issuance.

To compensate an Agent for its services in acting as agent in the sale of trust units, we will pay a cash commission of up to 3.0% of the aggregate gross proceeds of sales made by such Agents pursuant to the sales agreement. We estimate that the total expenses that we will incur for the offering (including fees payable to stock exchanges, securities regulatory authorities and the Trust’s counsel and its auditors, but excluding compensation payable to the Agents under the terms of the sales agreement) will be approximately US$75,000 which costs may be borne by the Manager. The Trust has also agreed to reimburse the Agents for certain specified expenses, including the fees and disbursements of its legal counsel in an amount not to exceed US$25,000. There is no arrangement for funds to be received in an escrow trust or similar arrangement.

Settlement for sales of the trust units are expected to occur on the first business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow trust or similar arrangement.

The offering of trust units pursuant to the sales agreement will terminate upon the termination of the sales agreement as permitted therein. The Agents may terminate the sales agreement under the circumstances specified in the sales agreement. Each of the Trust and the Agents may also terminate the sales agreement upon giving the other party ten days’ notice.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for the Trust and its affiliates, for which services they may in the future receive customary fees. No underwriter or dealer involved in an “at-the-market” distribution, no affiliate of such underwriter or dealer, and no person or company acting jointly or in concert with such underwriter or dealer may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the trust units or securities of the same class as the trust units distributed under this prospectus supplement, including selling an aggregate number or principal amount of trust units that would result in the underwriter creating an over-allocation position in the trust units.

The Trust has applied to list the trust units offered by this prospectus supplement on the TSX. The TSX has conditionally approved the Trust’s application to list the trust units issued hereunder, subject to the Trust fulfilling all of the requirements of the TSX.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by an Agent, and the Agents may distribute this prospectus supplement and the accompanying prospectus electronically.

Expenses of Issuance and Distribution

The expenses of the issuance and distribution may be borne by the Manager. Each time trust units are issued and sold under this prospectus supplement, the Trust will reimburse the Manager for expenses paid by it in respect of that drawdown, but only to the extent there is a sufficient premium between the NAV per trust unit and the market price at which each such trust unit is sold under the offering.

Selling Restrictions Outside of Canada

Other than in Canada, no action has been taken by the Trust that would permit a public offering of the trust units offered by this prospectus supplement in any jurisdiction outside Canada where action for that purpose is required. The trust units offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such trust units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any trust units offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

MATERIAL TAX CONSIDERATIONS

Material Canadian Federal Income Tax Considerations

The accompanying prospectus describes certain Canadian federal income tax consequences to an investor who is a resident of Canada and to an investor who is a non-resident of Canada, of acquiring, owning or disposing of any trust units, including to the extent applicable, whether the distributions relating to the trust units will be subject to Canadian non-resident withholding tax. Please refer to the heading “Material Tax Considerations – Material Canadian Federal Income Tax Considerations” and “Material Tax Considerations — Canadian Taxation of Unitholders” beginning on pages 14 and 16, respectively, of the accompanying prospectus, and “Eligibility Under the Tax Act for Investment by Canadian Exempt Plans”, beginning on page 20 of the accompanying prospectus.

AUDITORS

The IPO Financial Statements incorporated by reference in this prospectus supplement have been audited by KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as stated in their report, which is incorporated by reference herein. KPMG LLP has advised the Trust and the Manager that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations in respect of the period covered by the IPO Financial Statements.

LEGAL MATTERS

Certain legal matters relating to the issue and sale of trust units offered hereby will be passed upon by Stikeman Elliott LLP, Toronto, Ontario, Canada, with respect to matters of Canadian law. The Agents are being represented in connection with this offering by Borden Ladner Gervais LLP, Toronto, Ontario, Canada. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-101F2 — Annual Information Form) of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of the units of the Trust or the securities of any associate or affiliate of the Trust.

STATUTORY RIGHTS OF WITHDRAWAL AND RECISSION

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of trust units distributed under an “at-the-market” distribution by the Trust do not have the right to withdraw from an agreement to purchase the trust units and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to trust units purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the trust units purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI of 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of trust units distributed under an “at-the-market” distribution by the Trust may have against the Trust or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

WHERE YOU CAN FIND MORE INFORMATION

The Trust is subject to applicable Canadian securities legislation, and in accordance therewith, the Trust files or furnishes reports and other information with the securities regulatory authorities of each of the provinces and territories of Canada.

Copies of reports, statements and other information that the Trust files with the Canadian provincial and territorial securities regulatory authorities are electronically available from SEDAR+ at www.sedarplus.com.

CERTIFICATE OF THE TRUST AND THE MANAGER

Dated: July 8, 2024

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada.

Sprott Physical Copper Trust

By its manager, Sprott Asset Management LP

by its general partner, Sprott Asset Management GP Inc.

(SIGNED) John Ciampaglia	(SIGNED) Varinder Bhathal
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of

Sprott Asset Management GP Inc.

(SIGNED) Whitney George	(SIGNED) Kevin Hibbert
Director	Director

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CERTIFICATE OF THE AGENTS

Dated: July 8, 2024

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada.

Cantor Fitzgerald Canada Corporation	Virtu Canada Corp.

(SIGNED) Elan Shevel	(SIGNED) Brandon Boyd
Chief Compliance Officer	Chief Compliance Officer

Canaccord Genuity Corp.	BMO Nesbitt Burns Inc.

(SIGNED) David Sadowski	(SIGNED) Joshua Goldfarb
Managing Director	Managing Director

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Sprott Physical Copper Trust

Up to US$500,000,000 Trust Units

PROSPECTUS SUPPLEMENT

July 8, 2024